SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            EMPS Research Corporation
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)

                                    268710100
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                                 (CUSIP Number)



Techgrand Company Limited                    Ronald Poulton, Esq
Room 304, Arion Commercial Centre            Poulton & Yordan
2-12 Queens Road West                        136 East South Temple, Suite 1700-A
Hong Kong, PRC                               Salt Lake City, Utah 84111
85 22 5454251                                (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                 August 6, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 268710100                                            Page 2 of 4 Pages
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 1.  NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Techgrand Company Limited
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]

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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS (See Instructions)

     OO
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 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    [ ]

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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong
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   NUMBER OF         7.   SOLE VOTING POWER 625,077
    SHARES          ------------------------------------------------------------
 BENEFICIALLY        8.   SHARED VOTING POWER 0
   OWNED BY         ------------------------------------------------------------
    EACH             9.   SOLE DISPOSITIVE POWER 625,077
  REPORTING         ------------------------------------------------------------
 PERSON WITH        10.   SHARED DISPOSITIVE POWER 0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     625,077
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12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                  [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.9%
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14.  TYPE OF REPORTING PERSON (See Instructions)

     CO
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CUSIP No. 268710100                                            Page 3 of 4 Pages
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ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.001, ("common stock") of EMPS Research Corporation (the "Issuer") which has its principal executive offices at 875 Donner Way, Unit 705, Salt Lake City, Utah 84108.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by Techgrand Company Limited (the "Reporting Person"). The principal business address of the Reporting Person is Room 304, Arion Commercial Centre, 2-12 Queen's Road West, Hong Kong, PRC.

         During the last five years the Reporting Person has not (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

         The Reporting Person is a Hong Kong limited company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         On or about August 6, 2003, the Reporting Person received 325,077 shares of common stock of the Issuer, pursuant to a spin-off distribution of those shares by EMPS Corporation. In the spin-off distribution, EMPS Corporation distributed the Issuer shares it owned to the EMPS Corporation shareholders pro-rata on a one share for ten basis. At the time of the spin-off distribution, the Reporting Person was a shareholder of EMPS Corporation. The EMPS Corporation shareholders, including the Reporting Person, paid no consideration for the Issuer common shares they received.

         Prior to the time the Issuer filed its Form 10-SB and assumed reporting obligations under the Securities Exchange Act of 1934, the Reporting Person owned 300,000 common shares of the Issuer. These shares were purchased in December 2002, with $30,000 of the Reporting Person's working capital.

ITEM 4. PURPOSE OF TRANSACTION

         On November 12, 2003, the Reporting Person entered into a Private Equity Credit Agreement with the Issuer, whereby the Reporting Person agreed to provide the Issuer an Equity Credit Line of up to $470,000. Pursuant to the Agreement, the Issuer can require the Reporting Person to purchase restricted

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CUSIP No. 268710100                                            Page 4 of 4 Pages
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common shares of the Issuer in increments of $75,000 to $100,000, up to a total of $470,000 worth of Issuer common stock at the greater of $0.10 per share or 85% of the prevailing market price as defined in the Agreement. To date, the Issuer has not requested that the Reporting Person purchase any shares pursuant to the Agreement and the Reporting Person has not purchased any shares pursuant to the Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person beneficially owns 625,0777 common shares or approximately 18.9% of the issued and outstanding shares of the Issuer.

         The Reporting Person has sole voting and dispositive power over the 625,077 shares.

         The Reporting Person has effected no transactions in the common stock of the Issuer in the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4.

ITEM 7. EXHIBITS

         The Private Equity Credit Agreement between the Issuer and the Reporting Person was filed as Exhibit 10.1 of the Quarterly Report for the quarter ended September 30, 2003, filed by the Issuer on November 14, 2003, on Form 10-QSB is herein incorporated by this reference


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Techgrand Company Limited
                                            For and on behalf of
                                            TECHGRAND COMPANY LIMITED
                                            signed by Modern Secretaries Limited
                                            as Director/Secretary

Date: February 13, 2004                      /s/ LOK Yuet Ngor
                                            ------------------------------------
                                            Modern Secretaries Limited
                                            Represented by LOK Yuet Ngor,
                                            Managing Director